Filed by The DIRECTV Group, Inc. and DIRECTV pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: The DIRECTV Group, Inc.

Commission File No.: 001-31945

Subject Company: DIRECTV

Commission File No.: 333-159810

Transcript of The DIRECTV Group, Inc.’s presentation at

Wachovia Securities’ 19th Annual Mid-year Equity Conference

Held on June 24, 2009

Marci Ryvicker, Analyst, Wachovia Wells Fargo

Good morning, I am Marci Ryvicker, I am the Media and Cable Analyst at Wachovia Wells Fargo and I’m very pleased to introduce Jon Rubin, who is the Senior Vice President of Financial Planning and Investor Relations for DIRECTV. Jon has been with the company since its inception. So I think it’s safe to say that he knows this company as good or even better than anyone. We have a positive view on DIRECTV for its growth prospects and its inexpensive valuation. In fact, DIRECTV is the only outperformed rated stock we have under our coverage.

And with that I’ll turn it over to Jon for a brief presentation and then and we’ll do some Q&A.

Jon Rubin, Senior Vice President, DIRECTV Financial Planning and Investor Relations

Thanks Marci and recognizing we have about 25 minutes here, I have put together a few slides that hopefully will address most of the questions that you would have asked anyway, but I’ll try to get through these pretty quickly and then we’ll have 10-15 minutes at the end for Q&A.

So as usual, I’m obligated to show our Safe Harbor and Regulation G language, and these are the topics I’m going to cover today. So let’s start off with subscriber growth. Here’s an updated chart on our industry that I’ve actually shown many times over the past few years to show our relative market share. The one obvious take-away when you look at this is that the telco net additions are coming mostly from the cable MSOs and DISH network as DIRECTV’s market shares actually increased over this three-year timeframe. Ironically, despite our best absolute net subscriber addition performance in four years in Q1, our share actually declined a bit compared to the full year 2008 and this was primarily due to the greater benefit received by the cable MSOs from the digital transition process as many non-pay TV households became pay TV households in Q1.

Although we are pleased with the 460,000 net subscriber additions we had in Q1, the most important metrics really pertain to the quality of these subscribers. As you’ve heard us say before, we do prioritize quality over quantity. The Q1 subs met our quality goals both in terms of credit scores and also in terms of advanced product take rates. About 60% of the 1.2 million gross adds that we added in the quarter, signed up for HD and/or DVR services and over 90% of these subscribers were identified as low risk or what we call higher quality subs. And just to clear it up in terms of that 850 score that you see on the slide, that is our own proprietary credit scoring system that correlates pretty closely with FICA. In addition to the benefits from the digital transition that we attained in the launch our bundled service with AT&T, we are also seeing solid results from our DIRECTV Más service which is the service marketed to the U.S. Hispanic population. Last year we restructured and repriced our Más packages while adding exclusive channels to the line-up resulting in significant improvements in both the top-line in terms of gross ads and also the bottom-line in terms of churn. So this along with continued reductions in first-year churn and involuntary churn across our entire base contributed to a 10 year low churn rate that we saw in Q1 of 1.33%. So with these strong results, we recently upped our full year targets for net subscriber additions to over 1 million subs which represents some 20% growth over the prior year.

We’ve been getting a lot of questions about APRU so I thought it would be helpful to give a little more color on some of the reasons for the ARPU trends that you’ve been seeing. We’ve talked now for several quarters about ARPU growth and the slowdown is really due to several factors some of them are related to the economy, some are related to competition, some are related to the so called law of large numbers, and others are related to one-time events. So this pie sizes up those various categories for you. In terms of the economy, our premium, our pay-per-view and our ad revenues have all really been following the trends that you’ve seen industry wide.

On the competitive front, we stepped our offers to both new and existing customers in the second half of last year and on the slides these are labeled as acquisition offers and upgrades/retention credits. So as a result of this step up last year from an ARPU growth perspective this year our first half comparisons are much worse than our second half comparisons in terms of ARPU growth. The Telsat slice there at the top refers to a satellite lease that ended in January resulting in a $70 million decline year-on-year. And the other bucket is comprised mostly of items such as our HD, our DVR and our lease fees that are actually still growing very nicely, but just at a slower pace and this kind of gets into that law of large numbers category.

Also in this bucket are lower upfront hardware revenues as we’ve continued to drop the price of new boxes for our customers to coincide with the lower manufacturing costs. So consistent with our comments on our first quarter earnings call, we still expect that the second half ARPU growth will be greater than the first half and that for the full year 2009, we’re looking at ARPU growth of somewhere between 2 and 3%.

Improving customer service has been one of our company’s highest priorities over the past couple of years. Not only do our customers deserve world class customer service, but we believe this is a core competency that actually should provide us with an important competitive advantage. We’re clearly making progress in this regard, but it’s taking us longer than we had expected to achieve our goals. Last month the ACSI came out with some encouraging results, which are shown on the slide here, and along with J.D. Power’s they represent the two most reputable third party surveys in our industry.

So, as you can see on the slide we remain number one, but more importantly we actually widen the lead a little bit over our main competitors. So, we feel good about these results for about a half a second, but obviously we believe we still have a lot of work left to do in this area.

Turning to our margins, our OPBDA margin was down about three points as you can see it there on the last line 26.0 versus 22.9 compared to the prior year. About two thirds of this decline was directly related to the higher acquisition cost we incurred for the 22% increase in gross adds that we saw in Q1 over the prior year. The other third of the OPBDA decline was really spread across the other cost areas shown here. With the slower ARPU growth, it’s imperative that we manage our cost with even greater discipline, so that we can achieve our goal of continued margin expansion. Excluding acquisition cost, we’re still targeting full year pre-SAC margin growth as we strive to gain efficiencies in most of the key cause shown on this page. Perhaps the area with the greatest leverage for us is upgrade and retention marketing where we have recently implemented less attractive offers resulting in fewer discounts to our existing customers to drive our spending levels lower. The one area, however, that we’re not expecting to see margin growth in is programming, where our goal here is simply to maintain margins by offsetting the slower ARPU growth with slower programming cost increases. So when you move down to the OPBDA margin line including acquisition costs, obviously this is a little bit harder to predict because in the short term the OPBDA margin is directly related to our success of bringing in subscribers and so to the extent that our subscriber growth remains strong and remains higher than the prior year, obviously this has a short-term impact on OPBDA growth. In terms of cash flow, we’re still targeting over 20% growth at DIRECTV U.S. or about $3 billion in cash flow before interest and taxes.

So, I’m often asked, how does DIRECTV continue its success now that the competition has narrowed our HD advantage. From my perspective, it’s actually a pretty simple answer. First, our HD leadership is still quite substantial in most of the country and our capacity increases by about 50% to about 200 channels here with the launch of our next satellite, which becomes operational at the beginning of next year. But more important than HD, our video leadership really depends on things such as offering by far the most sports programming, it also includes the best interactive services, exclusive content and really cool features like the DVR Scheduler that we introduced recently. So I listed some of our key recent initiatives there including the largest selection of 1080p movies. But really when you look at the right side of the slide, some of the best is yet to come. Next year, we’re planning to launch a vastly improved user interface, which is extremely important for the consumer. And we’re also going to launch a Home Media Server, which connects all media devices in the home and provides DVR and HD functionality in every connected home in the – every connected room in the house.

So, here is a few examples of some of our newer offerings and what they’re doing in terms of, as I say here in the slide, moving the needle really starting to make a difference. Last year, we offered about 6,000 hours of live interactive sports programming most of which are not offered by anybody else in the industry. And roughly half of our subs use these services and when they do their average viewing time is actually about 79% longer than those customers who do not use these services.

Even more impressive from my perspective is the exclusive airing a Friday Night Lights which we just recently extended for another two seasons. When an FNL episode is first aired, it usually ranks among the top five of all cable shows watched by DIRECTV customers during that timeframe. And of course our DVR Scheduler has been tremendously popular with over 5 million and counting remote recordings. So these are just a few the things we’re doing to maintain if not extend our video leadership.

Before moving on to Q&A, I thought it would be helpful just to provide a quick update on our Liberty transaction timeline. Importantly, we have filed all the key documents required by the SEC, by the FCC and IRS. Now it’s a matter of just receiving approvals from each of these agencies and also our stockholders.

As you know it’s very difficult to try to predict regulatory approval timelines; however we continue to believe that we can complete the merger with Liberty before year-end. And if everything goes well, there are certainly scenarios where we could complete the transactions potentially in the third quarter. I’d also like to comment briefly on the process to replace our CEO and President Chase Carey, who is leaving for News Corp. effective July 1. We’ve selected a search committee, which is comprised of four Board members who will be interviewing both internal and external candidates. Again it’s hard to predict exactly how long this may take, but given the importance of the position, it’s not surprising if it’s going to take a few months. On the positive side, Chase has agreed to stay on the Board after he leaves DIRECTV.

So finally, I’d like to add, end on a high note here. We had a very special event at DIRECTV last week. We celebrated our 15th anniversary. It was a journey that began when our first customer LeMoyne Martin purchased DIRECTV at Cowboy Maloney’s in Jackson, Mississippi on June 17, 1994. I know that’s a trivia fact that nobody in this room knew. It’s real exciting to see how quickly our subscriber base has grown to become the second largest pay TV platform in the U.S. But it’s actually even more exciting to say that based on our calculations including the subscriber here in the U.S. and also in Latin America, we’re actually on the way to becoming the largest pay TV provider in the world by the end of this quarter. So, that’s a pretty exciting accomplishment and on that note, I will open it up to Q&A.

         QUESTION AND ANSWER SECTION

Marci Ryvicker, Analyst, Wachovia Wells Fargo

All right, thanks Jon. You hit on a lot of hot topics, so I’m just going to continue from there. Just, you mentioned Chase Carey’s departure, was this a surprise to the people at DIRECTV?

Jon Rubin, Senior Vice President, DIRECTV Financial Planning and Investor Relations

It’s always a surprise when your CEO leaves and Chase, obviously, has been here for a while and was intimately involved with the business in turning our company into a world class company. So, we will be forever grateful for that, but I guess it’s not terribly surprising if you consider he’ll be going to a job that he probably had coveted for many, many years when we worked at News Corp. And I think he has a very good relationship with Rupert Murdoch so I’m sure he is pretty excited to get back to his roots, so to speak.

Marci Ryvicker, Analyst, Wachovia Wells Fargo

Okay. And on touching on the Liberty merger, what is the biggest, I guess regulatory hurdle when you look at it, is it the SEC, the DOJ, the FCC, the IRS?

Jon Rubin, Senior Vice President, DIRECTV Financial Planning and Investor Relations

Typically in these kinds of transactions, the biggest hurdles evolve around the FCC and the IRS. I think the SEC and the DOJ will probably be a bit more straightforward. The FCC has certainly indicated to us that they’re leaning towards a more expedited pro forma filing which would speed up the entire process quite substantially if they do go that route. So, then what that would leave is the IRS, and typically the IRS talks about four to six months timeframe to get back to you. We’ve filed 30 separate rulings for them to base on and they have indicated that they could go anywhere from 10 weeks to four to six months. So somewhere in that timeframe, I would imagine. But all-in-all, I think we feel that the progress is going well in this whole process and we are optimistic that hopefully we can get a deal done if not in the third quarter certainly by the fourth quarter.

Marci Ryvicker, Analyst, Wachovia Wells Fargo

And when you think about after the merger, how do you think about your free cash flow priorities. And what about share repurchases, dividends, acquisitions that sort of thing?

Jon Rubin, Senior Vice President, DIRECTV Financial Planning and Investor Relations

Right. I believe that our free cash priorities will remain on share repurchases. We certainly will look at other options, I think after the merger closes, its certainly appropriate for our Board to look at dividends either recurring or non-recurring type dividends. We certainly don’t have any acquisitions out there that we’re eying, so we don’t see a need for cash in that regard at this time. So we have certainly recognized over the months that we have an under levered balance sheet and we do seek to have a more optimal capital structure after the merger closes. So you should expect us to address that and continue to buyback shares aggressively. In order to do that we are however right after the merger, we have requested a private letter IRS ruling to allow us to buyback shares after the merger and we would hope to get that favorable ruling in that regard.

Marci Ryvicker, Analyst, Wachovia Wells Fargo

And you just issued an 8-K that talked about an acceleration in your share repurchase program, what prompted this announcement and the filing in the 8-K and the timing?

Jon Rubin, Senior Vice President, DIRECTV Financial Planning and Investor Relations

It was really just further review by our counsel and getting comfortable with the Safe Harbor that’s provided by the 10b-18 rules were sufficient for us. We had taken a more conservative stance by taking additional Safe Harbor that’s applied to the Regulation M rules and I think upon further review we felt that we have a track record of buying back stock over quite a long period of time. So this concept that in any way we could be manipulating the stock price to effect the transaction we felt would be a pretty preposterous assumption when we have a track record of buying back stock over long period of time and this announcement last week of the 4 to 6 million shares per week is really consistent with our prior track record. So, we felt sufficient with the 10b-18 Safe Harbor that’s provided to us.

QUESTION AND ANSWER SECTION

<Q – Marci Ryvicker>: I’ll open the floor, if there are any questions in the room, you can just raise your hand, otherwise I will keep going. So, I’ll keep going. Oh, we got a question.

<A>: We got a question right there, yes.

<Q>: Okay.

<Q>: [Question Inaudible].

<A – Jon Rubin>: So the question was regarding our relationship with AT&T and yes, we did in Q1, initiate a new bundled service with AT&T. In Q1 I would say both AT&T and DIRECTV committed that it was one of the best product launches we have ever experienced. So we came out of the gates blazing so to speak, so it’s...

<Q>: What was new about it?

<A – Jon Rubin>: I am sorry.

<Q>: What was new about it?

<A – Jon Rubin>: Well they had previously aligned with DISH and then starting in Q1 we aligned with them, we signed an agreement with them. So, it’s been a very positive addition to our lineup it, will result in an increase in gross additions for the year for DIRECTV. Where they’ve rolled out U-verse, they will attempt to sell U-verse first but if a customer asks for DIRECTV, they will bundle DIRECTV even in U-verse territory. That’s different than FiOS where we have relationship with Verizon whereby, in FiOS territories, they will only sell FiOS - they will not sell a DIRECTV bundle. But in AT&T territories, if the customer asks, they will sell DIRECTV. So, we’re very excited about that relationship. Yes sir.

<Q>: [inaudible].

<A>: I think- how do we differ on consumer demographics was the question versus a Comcast with the cable companies. I think we’ve tended to skew higher in the key demo such as income and education. Our key demographic is male 35 to 54 over 75,000 a year single family dwelling higher education, married and we’ve done a lot of market research on that and we definitely skew higher in each of those key categories. And lot of that has to do with our premium programming and our sports leadership.

<Q>: [inaudible].

<A>: The question was how many people actually take this service because of the NFL package. You know, we don’t get into specifics in terms of the exact count but we’ve said in the past that we have a little less than 2 million subs that subscribed to the NFL package. So, it’s a little over 10% penetrated. But the real significance of the NFL SUNDAY TICKET which we just recently re-upped through 2014 is the contribution to our brand. Our brand is absolutely key to our leadership and the NFL, this sports leadership is probably the most noticeable part of our brand and the NFL anchors that sports leadership claims, so from that perspective, it’s critical.

<Q>: [inaudible].

<A>: I think its how sustainable is it, I think its very sustainable. I showed some of the things we were doing on the slide earlier about our interactive services and those 6000 hours like right now we’re doing Wimbledon, we just did the U.S. Open. Nobody else does what we do in terms of providing these mixed channels where you can watch four or five six matches at one time interactive statistics highlight films. We even produce special features for these events as well. So nobody is doing that, in the back.

<Q>: [inaudible].

<A>: Yeah, are we interested in WildBlue, we actually offer WildBlue today as a you can get bundled service with WildBlue. So, we have a relationship with WildBlue today.

<Q>: [inaudible].

<A>: Its, it’s a very small part of our business, it tends to be just very most rural parts of the country that are interested in WildBlue which is a pretty small population so yes we have a relationship with WildBlue but no its not a material part of our business.

<Q>: [inaudible].

<A>: I’m not sure when there going to be available, I’m sure we will because obviously rural America is an important part of our subscriber base and we overly skew in rural America just because of the satellite footprint, but I am not aware of an immanent plan for a 10X satellite that’s coming down the path. But, I’m sure when it does, we’d likely be a part of that.

<Q>: I have one last question, I don’t mean to put you on the spot, but so John Malone was recently quoted in a trade publication I think it was multi-channel news where he stated that and “Even if it was feasible to sell DIRECTV, you’re talking a couple of years out”. So, first do you think there is interest on the telco side to acquire a satellite operator? And secondly, how early could something like this happen, if it were to happen given that you’re merging with Liberty in a reverse Morris Trust?

<A>: Yeah, I mean I think the telcos over the years have expressed interest in satellite TV, I mean obviously we partnered with them. We are natural partners with the telcos versus cable. So, whether there is a formal transaction or not, I think we are going to be naturally aligned in our pursuit to battle cable. In terms of timing, the risk from a tax perspective is really borne by the acquiring companies on this case if a telco were to purchase DIRECTV, they would bear any tax risk and therefore they would make the judgment as to whether or not when they would acquire us or DISH for that matter. But in our case, it could be anywhere from a day after the merger closes if they felt that they were no substantial discussions or agreements or negotiation for the past two years or it could be as long as a year if they wanted to play it safe. Perhaps, the bigger issue will be just regulatory, which I think most people would agree in this environment with the new administration and no proven track record to look at, I think most people would say that on pure merits of combining a telco with a satellite company, you should be able to get that through the regulatory process. But, given the uncertainties around the new administration, I think it’s fair to say there’s a lot to unknowns out there as to how pro-merger this new administrator would be. So there are certainly risks around that.

Marci Ryvicker, Analyst, Wachovia Wells Fargo

That’s all the time we have. So thank you Jon and thank you everyone for attending.

Jon Rubin, Senior Vice President of Financial Planning and Investor Relations

Thank you.

***

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication may include or incorporate by reference certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction with Liberty Media Corporation; economic conditions; product demand and market acceptance; ability to simplify aspects of our business model, improve customer service, create new and desirable programming content and interactive features, and achieve anticipated economies of scale; government action; local political or economic developments in or affecting countries where we have operations, including political, economic and social uncertainties in many Latin American countries in which DIRECTV Latin America operates; foreign currency exchange rates; currency exchange controls; ability to obtain export licenses; competition; the outcome of legal proceedings; ability to achieve cost reductions; ability of third parties to timely perform material contracts; ability to renew programming contracts under favorable terms; technological risk; limitations on access to distribution channels; the success and timeliness of satellite launches; in-orbit performance of satellites, including technical anomalies; loss of uninsured satellites; theft of satellite programming signals; our ability to access capital to maintain our financial flexibility; and the other factors described in Liberty Media Corporation’s and The DIRECTV Group, Inc.’s Annual Reports on Form 10 K for the year ended December 31, 2008. These forward looking statements speak only as of the date of this communication and The DIRECTV Group, Inc. disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc., DIRECTV, The DIRECTV Group, Inc. or any of the Liberty Media tracking stocks. The offer and sale of shares in the proposed business combination with Liberty Entertainment, Inc. will only be made pursuant to one or more effective registration statements. Investors and security holders are urged to carefully read the registration statements of Liberty Entertainment, Inc. and DIRECTV filed with the SEC, including the proxy statement/prospectuses contained therein, because they contain important information about these transactions. Investors and security holders are able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by Liberty Entertainment, Inc., DIRECTV, Liberty Media Corporation and The DIRECTV Group, Inc., as the case may be, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statements/Prospectuses from Liberty Media Corporation by contacting Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone (720) 875-5408 or from The DIRECTV Group, Inc. by contacting The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

PARTICIPANTS IN A SOLICITATION

The directors and executive officers of The DIRECTV Group, Inc. and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of The DIRECTV Group, Inc. and DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the proxy materials filed with the SEC.